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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 8)

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                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)

                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
               Vice President, General Counsel and Secretary
                      Shorewood Packaging Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000

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         Shorewood Packaging Corporation, a Delaware corporation
("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999 (the "Schedule 14D-9"), relating to the offer (the "Offer") by Sheffield, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation, to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Item 5 is hereby amended and supplemented to correct a typographical error in Amendment No. 7 to the Schedule 14D-9. In such Amendment No. 7, the caption "Transaction Value" in the Transaction Fee Schedule failed to indicate that all of the numbers below such caption were in thousands. The Transaction Fee Schedule should read as follows:


                          TRANSACTION FEE SCHEDULE
                            STANDARD TRANSACTION

TRANSACTION VALUE (000s)       FEE PERCENTAGE       STANDARD TRANSACTION FEE
------------------------       --------------       ------------------------
$100,000 (or lower)            1.20%                $1,200,000 (or lower)
$200,000                       1.00%                $2,000,000
$500,000                       0.70%                $3,500,000
$750,000                       0.60%                $4,500,000
$1,000,000                     0.50%                $5,000,000
$2,000,000                     0.40%                $8,000,000
$5,000,000                     0.30%                $15,000,000
$10,000,000 (or higher)        0.20%                $20,000,000 (or higher)





                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  SHOREWOOD PACKAGING CORPORATION


                                  By:  /s/ Andrew N. Shore
                                     --------------------------------------
                                     Name:  Andrew N. Shore
                                     Title: Vice President, General Counsel
                                            and Secretary


Dated:   January 18, 2000